                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (AMENDMENT NO.1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                         WESTPORT RESOURCES CORPORATION
                    (FORMERLY KNOWN AS BELCO OIL & GAS CORP.)

        ----------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.O1 PAR VALUE PER SHARE
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    961418100
        ----------------------------------------------------------------
                                 (CUSIP Number)

                              C/O HOWARD L. BOIGON
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404

        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                           STEPHEN W. JOHNSON, ESQUIRE
                                 REED SMITH LLP
                                435 SIXTH AVENUE
                         PITTSBURGH, PENNSYLVANIA 15219
                                 (412) 288-3131

                                  April 7, 2003
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The total number of shares of Common Stock (as defined herein) reported herein is 35,595,708, which constitutes 53.2% of the total number of shares outstanding as of March 3, 2003, as identified in Westport Resources Corporation's Form 10-K filed on March 10, 2003. Ownership percentages set forth herein assume that at March 3, 2003, there were 66,793,522 shares of Common Stock of Issuer (as defined herein) outstanding, 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

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CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ERI Investments, Inc.

     51-0370098

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                13,049,502
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0(1)
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                13,049,502
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,049,502(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.54%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

(1) ERI Investments, Inc. ("ERI") disclaims beneficial ownership of 21,678,056 shares of Westport Resources Corporation ("Issuer") Common Stock that are subject to the Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003 among Westport Resources Corporation, ERI, Westport Energy LLC ("WELLC"), Medicor Foundation and certain stockholders of the Issuer named therein (the "Shareholders Agreement"). The share amounts reflected in this Amendment No.1 to Schedule 13D are derived from Issuer's Proxy Statement filed on January 31, 2003. ERI owns 13,006,152 shares of Issuer Common Stock directly. Equitable Production Company ("EQT Production") and NORESCO
Holdings, Inc. ("NORESCO"), each a wholly owned subsidiary of ERI, directly own 27,550 shares and 15,800 shares of Issuer Common Stock, respectively.

CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Equitable Resources, Inc.

     25-0464690

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                13,049,502(2)
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0(3)
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                13,049,502(2)
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,049,502(3)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.54%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

(2) Includes 13,006,152 shares of Issuer Common Stock held by ERI, a wholly owned subsidiary of Equitable Resources, Inc. ("Equitable"), subject to the Shareholders Agreement, and 27,550 shares and 15,800 shares of Issuer Common Stock held by EQT Production and NORESCO, respectively, each a wholly owned subsidiary of ERI, which were acquired by capital contribution from ERI on March 28, 2003. Equitable may be deemed to beneficially own these shares. Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by ERI, EQT Production and NORESCO.

(3) Equitable disclaims beneficial ownership of 21,678,056 shares of Issuer Common Stock held by the other shareholders of Issuer that are subject to the Shareholders Agreement.

CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Murry S. Gerber

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                13,056,002(4)
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0(5)
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                13,056,002(4)
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,056,002(5)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.55%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

(4) Includes (i) 13,006,152 shares of Issuer Common Stock held by ERI, a wholly owned subsidiary of Equitable, subject to the Shareholders Agreement, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, (ii) 27,550 shares and 15,800 shares of Issuer Common Stock held by EQT Production and NORESCO, respectively, which were acquired by capital contribution from ERI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, and (iii) 6,500 shares of Issuer Common Stock held by Mr. Gerber directly. Mr. Gerber disclaims beneficial ownership of 13,049,502 shares of Issuer Common Stock held by ERI, EQT Production and NORESCO.

(5) Murry S. Gerber disclaims beneficial ownership of 21,678,056 shares of Issuer Common Stock held by the other shareholders of Issuer that are subject to the Shareholders Agreement.

CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David L. Porges

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                13,051,502(6)
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0(7)
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                13,051,502(6)
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,051,502(7)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(6) Includes (i) 13,006,152 shares of Issuer Common Stock held by ERI, a wholly owned subsidiary of Equitable, subject to the Shareholders Agreement, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, (ii) 27,550 shares and 15,800 shares of Issuer Common Stock held by EQT Production and NORESCO, respectively, which were acquired by capital contribution from ERI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, and (iii) 2,000 shares of Issuer Common Stock directly held by Mr. Porges. Mr. Porges disclaims beneficial ownership of 13,049,502 shares of Issuer Common Stock held by ERI, EQT Production and NORESCO.

(7) David L. Porges disclaims beneficial ownership of 21,678,056 of shares of Issuer Common Stock held by the other shareholders of Issuer that are subject to the Shareholders Agreement.

CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Equitable Production Company

     25-0724685

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                27,550(8)
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0(9)
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                27,550(8)
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,550(9)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .04%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

(8) On March 31, 2003, EQT Production donated 547,450 shares of Issuer Common Stock to the Foundation (as defined herein) that had been acquired by capital contribution from ERI on March 28, 2003.

(9) EQT Production disclaims beneficial ownership of 21,678,056 of shares of Issuer Common Stock held by the other shareholders of Issuer that are subject to the Shareholders Agreement.

CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NORESCO Holdings, Inc.

     04-3584666

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                15,800(10)
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0(11)
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                15,800(10)
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,800(11)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .023%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(10) On March 31, 2003, NORESCO donated 314,200 shares of Issuer Common Stock to the Foundation that had been acquired by capital contribution from ERI on March 28, 2003.

(11) NORESCO disclaims beneficial ownership of 21,678,056 of shares of Issuer Common Stock held by the other shareholders of Issuer that are subject to the Shareholders Agreement.

CUSIP No. 961418100

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Equitable Resources Foundation, Inc.

     04-3747289

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     See Item 3

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

--------------------------------------------------------------------------------

                         7      SOLE VOTING POWER

                                0(12)
                         -------------------------------------------------------
NUMBER OF
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                     -------------------------------------------------------
REPORTING
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                         -------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

1l   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(12) On March 31, 2003, the Foundation sold 861,650 shares of Issuer Common Stock that were acquired by gift from EQT Production and NORESCO. EQT Production and NORESCO donated 547,450 shares and 314,200 shares of Issuer Common Stock, respectively, to the Foundation on March 31, 2003 that had been acquired by capital contribution from ERI on March 28, 2003.

THIS AMENDMENT NO.1 TO SCHEDULE 13D ("AMENDMENT NO.1") RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001 (THE "SCHEDULE 13D"). THE TEXT OF ITEMS 1, 2, 4, 5, 6, AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1670 Broadway Street, Suite 2800, Denver, Colorado 80202.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This Schedule 13D is being filed by ERI Investments, Inc., a Delaware corporation ("ERI"), Equitable Resources, Inc., a Pennsylvania corporation ("Equitable"), Equitable Production Company, a Pennsylvania corporation ("EQT Production"), NORESCO Holdings, Inc., a Delaware corporation ("NORESCO"), Equitable Resources Foundation, Inc., a tax-exempt, charitable foundation incorporated under the laws of Pennsylvania (the "Foundation" and collectively with ERI, Equitable, EQT Production and NORESCO, the "ERI Entities"), and the following individuals: Murry S. Gerber and David L. Porges. ERI's principal business is to serve as a holding company for various subsidiaries and affiliates of Equitable. The address of ERI's principal office is: 801 West Street, 2nd Floor, Wilmington, Delaware 19801. The principal business of Equitable is to serve as an integrated energy company with an emphasis on the Appalachian area natural gas supply, natural gas transmission and distribution and leading-edge energy management services for customers throughout the United States and selected foreign markets. The address of its principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219. EQT Production's principal business is the unregulated production of natural gas in the Appalachian Basin. The address of EQT Production's principal office is: Four Allegheny Center, 9th Floor, Pittsburgh, Pennsylvania 15212-5255. NORESCO's principal business is to serve as a holding company of (i) unregulated subsidiary companies that provide energy management services and market natural gas and (ii) various other lawful businesses and enterprises. The address of its principal office is: 1 Research Drive, Suite 400C, Westborough, MA 01581. The Foundation is a private charitable foundation established to make charitable grants in the communities where Equitable and its subsidiaries do business to satisfy Equitable's company-wide community charitable giving obligations. The address of the Foundation's principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219. Murry S. Gerber, a director of the Issuer, is Chairman, President and Chief Executive Officer of Equitable. David L. Porges, a director of the Issuer, is Executive Vice President and Chief Financial Officer of Equitable. The address of each of Mr. Gerber and Mr. Porges is: One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219. Mr. Gerber and Mr. Porges are United States citizens.

Neither ERI, Equitable, EQT Production, NORESCO, the Foundation nor any of their respective directors, executive officers, members or managers, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by inserting the following at the end of Item 4:

NORESCO and EQT Production acquired 330,000 shares and 575,000 shares, respectively, of Common Stock from ERI pursuant to that certain Contribution Agreement dated as of March 28, 2003 among NORESCO, EQT Production and ERI (the "Subsidiary Contribution Agreement").

On March 28, 2003, the Foundation acquired 861,650 shares (the "Donated Shares") of Common Stock of the Issuer by gift from NORESCO and EQT Production, pursuant to that certain Donor Pledge Agreement dated as of March 28, 2003 among NORESCO, EQT Production, the Foundation and certain parties named therein (the "Donor Pledge Agreement"). NORESCO donated 314,200 shares of Common Stock to the Foundation. EQT Production donated 547,450 shares of Common Stock to the Foundation. The Foundation subsequently sold the Donated Shares on March 31, 2003 to fund the Foundation and to provide liquidity for the Foundation's anticipated charitable giving commitments. Equitable, Murray S. Gerber and David
L. Porges may be deemed to beneficially own shares of Issuer Common Stock held by the Foundation; however, neither Equitable, ERI, Murray S. Gerber, David L. Porges, NORESCO or EQT Production have any pecuniary or other interest in the Foundation or the assets of the

Foundation, including in any Issuer Common Stock contributed to the Foundation or the sale proceeds thereof.

The remaining 27,550 shares and 15,800 shares of Common Stock of Issuer that are owned by EQT Production and NORESCO, respectively, are expected to be donated to the Foundation within the next three to six months and then subsequently sold by the Foundation in market transactions directly with market makers, or through private negotiated transactions.

Pursuant to that certain Agreement dated as of March 28, 2003, among ERI, NORESCO, EQT Production and the Foundation (the "Agreement to Limit Sales of WRC Stock"), ERI, NORESCO and EQT Production have agreed not to sell any shares of Issuer Common Stock for so long as the Foundation holds any shares of the Issuer Common Stock.

The descriptions of the Donor Pledge Agreement, Subsidiary Contribution Agreement and Agreement to Limit Sales of WRC Stock contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (a) The aggregate number of shares of Issuer Common Stock of which the Foundation may be deemed to be the beneficial owner is 0 shares. On March 31, 2003, the Foundation sold 861,650 shares of Issuer Common Stock, representing 1.29% of Issuer Common Stock outstanding as of March 3, 2003.

          The aggregate number of shares of Issuer Common Stock of which Murry
S. Gerber may be deemed to be the beneficial owner is 13,056,002. Such shares represent 19.55% of the shares of Issuer Common Stock which are deemed to be outstanding as of March 3, 2003.

          The aggregate number of shares of Issuer Common Stock of which David
L. Porges may be deemed to be the beneficial owner is 13,051,502. Such shares represent 19.54% of the shares of Issuer Common Stock which are deemed to be outstanding as of March 3, 2003.

          ERI directly owns 13,006,152 shares of Issuer Common Stock, which were received in the Merger, and which are subject to the Shareholders Agreement. EQT Production and NORESCO own 27,550 shares and 15,800 shares, respectively, of Common Stock pursuant to the Donor Pledge Agreement and Subsidiary

Contribution Agreement. On March 28, 2003, EQT Production and NORESCO agreed to be bound by the terms of the Shareholders Agreement and, therefore, these shares are also subject to the Shareholders Agreement. Equitable does not directly own any shares of Issuer Common Stock. Equitable, however, as the parent of ERI, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock, which were received in the Merger by ERI. Equitable may also be deemed to have indirect ownership of 27,550 shares and 15,800 shares of Issuer Common Stock held by EQT Production and NORESCO, respectively. Equitable disclaims beneficial ownership of the 13,049,502 shares of Issuer Common Stock held by ERI, EQT Production and NORESCO.

          Murry S. Gerber directly owns 6,500 shares of Issuer Common Stock, which were received in the Merger. Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of ERI, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock, which were received in the Merger by ERI. Mr. Gerber may also be deemed to have indirect ownership of 27,500 shares and 15,800 shares of Issuer Common Stock held by EQT Production and NORESCO, respectively. Mr. Gerber disclaims beneficial ownership of the 13,049,502 shares of Issuer Common Stock held by ERI, EQT Production and NORESCO.

          David L. Porges directly owns 2,000 shares of Issuer Common Stock, which were received in the Merger. Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of ERI, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock, which were received in the Merger by ERI. Mr. Porges may also be deemed to have indirect ownership of 27,550 shares and 15,800 shares of Issuer Common Stock held by EQT Production and NORESCO, respectively. Mr. Porges disclaims beneficial ownership of the 13,049,502 shares of Issuer Common Stock held by ERI, EQT Production and NORESCO.

          Pursuant to the Shareholders Agreement, each of ERI, Equitable, EQT Production, NORESCO and Messrs. Porges and Gerber may be deemed to have beneficial ownership of 21,678,056 shares of Issuer Common Stock. Each of ERI, Equitable, EQT Production, NORESCO and Messrs. Porges and Gerber disclaims beneficial ownership of such 21,678,056 shares of Issuer Common Stock.

Item 5(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (b) Each of Equitable and ERI may be deemed to have the sole power to vote and dispose of 13,049,502 shares of Issuer Common Stock. Mr. Gerber may be deemed to have the sole power to vote and dispose of 13,056,002 shares of Issuer Common Stock. Mr. Porges may be deemed to have the sole power to vote and dispose of 13,051,502 shares of Issuer Common Stock. EQT

Production may be deemed to have the sole power to vote and dispose of 27,550 shares of Issuer Common Stock. NORESCO may be deemed to have the sole power to vote and dispose of 15,800 shares of Issuer Common Stock. Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 13,049,502 shares of Issuer Common Stock held by ERI, EQT Production and NORESCO. Pursuant to the Shareholders Agreement, each of ERI, Equitable, EQT Production, NORESCO and Messrs. Porges and Gerber may be deemed to have shared voting power over 21,678,056 shares of Issuer Common Stock collectively held by WELLC, the Medicor Foundation and the other shareholders of Issuer named therein. Each of ERI, Equitable, EQT Production, NORESCO and Messrs. Gerber and Porges disclaims beneficial ownership of such 21,678,056 shares of Issuer Common Stock. The address of each of ERI, Equitable, EQT Production, NORESCO and Messrs. Porges and Gerber is listed in Item 2.

          To the best knowledge of each reporting person herein, none of the stockholders of Issuer who are parties to the Shareholders Agreement, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (c) Other than as contemplated by the Donor Pledge Agreement and the Contribution Agreement, neither Equitable, ERI, any member of their respective board, nor their respective executive officers has effected any transactions in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Item 6 is hereby amended by deleting paragraph (b) in its entirety and replacing it with the following:

          (b) Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, Medicor Foundation and certain stockholders named therein (filed herewith).

          Item 6 is hereby further amended by inserting the following at the end of Item 6:

          (d) Donor Pledge Agreement dated as of March 28, 2003 among NORESCO, EQT Production, the Foundation and certain parties named therein.

          (e) Contribution Agreement dated as of March 28, 2003 among NORESCO, EQT Production and ERI.

          (f) Agreement dated March 28, 2003 among ERI, NORESCO, EQT Production and the Foundation.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amended by deleting Exhibit 10.2 thereof in its entirety and replacing it with the following:

10.2* Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, Medicor Foundation and certain stockholders named therein.

          Item 7 is hereby further amended by inserting the following after
Exhibit 10.2:

Exhibit
No.            Description
----------     ------------
10.3*          Donor Pledge Agreement dated as of March 28, 2003 among NORESCO,
               EQT Production, the Foundation and certain parties named therein.

10.4*          Contribution Agreement dated as of March 28, 2003 among NORESCO,
               EQT Production and ERI.

10.5* Agreement dated March 28, 2003 among ERI, NORESCO, EQT Production and the Foundation.

* Filed herewith.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 7, 2003

                                        ERI INVESTMENTS, INC.


                                        By:  /s/ KENNETH J. KUBACKI
                                             -----------------------------------

                                        Name:     Kenneth J. Kubacki
                                             -----------------------------------

                                        Title:    Vice President
                                             -----------------------------------

                                        /s/ MURRY S. GERBER
                                        ----------------------------------------
                                        Murry S. Gerber


                                        /s/ DAVID L. PORGES
                                        ----------------------------------------
                                        David L. Porges

                                        EQUITABLE RESOURCES FOUNDATION, INC.


                                        By:  /s/ JAMES E. CROCKARD, III
                                             -----------------------------------

                                        Name:     James E. Crockard, III
                                             -----------------------------------

                                        Title:    Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
--------       -----------
10.1           Agreement and Plan of Merger, dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil and Gas
               Corp. (incorporated by reference from Annex A to Joint
               Statement/Prospectus filed with the SEC on August 1, 2001).

10.2*          Third Amended and Restated Shareholders Agreement, dated as of
               February 14, 2003, among Westport Resources Corporation, ERI
               Investments, Inc., Westport Energy LLC, Medicor Foundation and certain stockholders named therein.

10.3*          Donor Pledge Agreement dated as of March 28, 2003 among NORESCO,
               EQT Production, the Foundation and certain parties named therein.

10.4*          Contribution Agreement dated as of March 28, 2003 among NORESCO,
               EQT Production and ERI.

10.5* Agreement dated March 28, 2003 among ERI, NORESCO, EQT Production and the Foundation.

99.1           Joint Filing Agreement dated as of August 31, 2001.

* Filed herewith